                                                                   Exhibit 1.1


Summary of Non-Employee Directors' Compensation.

Effective January 1, 2005 PICO Holdings, Inc.'s compensation for non-employee Directors is as follows:

- Each Director will receive an annual Board of Directors retainer of $35,000.

- In addition, the chairman of the Audit Committee will receive an annual retainer of $10,000 and the other members of the Audit Committee will each receive an annual retainer of $5,000.

- Each Director will receive a fee of $2,000 for attending each Board of Directors and committee meeting. There is a limit of $4,000 per day for Board and committee meeting fees for any one Director.

- Directors who attend educational activities or seminars on behalf of PICO Holdings, Inc. will receive a fee of $1,000 per day plus expenses.





                                       5